Exhibit 2

Ault Lending, LLC

Transactions in the Series B Convertible Preferred Stock Within the Last Sixty Days

Nature of the Transaction	Shares of Series B Convertible Preferred Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Conversion of Series B Convertible Preferred Stock into shares of Common Stock	332.75528	$1,000.00	07/23/2025
Conversion of Series B Convertible Preferred Stock into shares of Common Stock	232	$1,000.00	07/30/2025

Transactions in the Shares of Common Stock Within the Last Sixty Days

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Sale	(59,516)	2.9502	07/23/2025
Sale	(9,621)	2.9349	07/24/2025
Sale	(36,532)	2.8976	07/25/2025
Sale	(8,311)	2.6849	07/28/2025
Sale	(29,449)	2.5122	07/30/2025
Sale	(100,000)	2.2155	07/31/2025